## Contact

www.linkedin.com/in/don-berndt
(LinkedIn)

## Top Skills

Databases

C++

Python (Programming Language)

# Don Berndt

Faculty in the Muma College of Business at the University of South Florida

Tampa, Florida, United States

## Experience

**Kliken**

13 years 9 months

Chief Scientist and Co-Founder
March 2010 - Present (13 years 7 months)
Tampa, Florida, United States

Kliken is a leading do-it-yourself online marketing platform for small and medium size businesses that is built on a foundation of proprietary Web analytics; offering Google, Facebook, and Open Web advertising solutions. Both engagement measures and automated data mining models are used to score visitor behaviors. Data warehousing methods, along with evolutionary optimization algorithms, are then used to analyze and automatically adjust paid search campaigns, as well as monitor other online marketing channels.

Board of Directors Member
January 2010 - Present (13 years 9 months)
Tampa, Florida, United States

**University of South Florida**
Professor
1995 - Present (28 years)
Tampa, Florida, United States

Currently a faculty member in the Muma College of Business at the University of South Florida teaching data science courses, including database systems, data warehousing and data/text mining. My research interests focus on the intersection of artificial intelligence and data science, including the agent-based modeling and simulation of complex systems such as financial markets.

**Medegy, Inc.**
Chief Technology Officer and Co-Founder
1998 - 2009 (11 years)
Tampa, Florida, United States

Medegy delivered innovative data warehousing, data mining, and related analytic services to the healthcare sector, such as hospitals, government agencies, and other stakeholders. The corporate mission included technology transfer from university research to the commercial marketplace as part of the business incubator at the University of South Florida.

## Stony Brook University
### Lecturer
1993 - 1995 (2 years)
Stony Brook, New York, United States

Served as a faculty member in the Computer Science and Information System programs.

## NYU Stern School of Business
### Instructor and Research Assistant
1989 - 1993 (4 years)
New York, New York, United States

Duties while studying for my PhD included teaching MBA-level courses. Worked with Dr. Hank Lucas on research projects including evaluation of AESOP, a stock options pricing expert system in use on the American Stock Exchange, and a case study of electronic imaging technology for securities at Merrill Lynch.

## Yale University
### Software Engineer
1989 - 1989 (less than a year)
New Haven, Connecticut, United States

Principal activities in the Computer Science Department was the development of Linda parallel programming environments for current multiprocessors (in C). Also developed a UNIX-LAN version of Linda that allows standard UNIX computers to be harnessed together and used for network based parallel programming.

## Scientific Computing Associates, Inc.
### Product Manager
1988 - 1988 (less than a year)
New Haven, Connecticut, United States

Primary responsibilities was the promotion of commercial Linda parallel programming environments, including presentations, beta-test programs, and sales support for joint marketing partners. Wrote Linda reference manual and sales literature. Prepared proposals for the Small Business Innovative Research (SBIR) Program.

Cognitive Systems, Inc.
Software Engineer
1987 - 1988 (1 year)
New Haven, Connecticut, United States

Designed and implemented software for the financial and banking industries using natural language understanding technology, such as telex processing and classification systems (using Common Lisp).  Dr. Roger Schank, Director of the Yale University Artificial Intelligence Laboratory, was one of the founders of Cognitive Systems, Inc.

Stony Brook University
Software Engineer
1982 - 1987 (5 years)
Stony Brook, New York, United States

Worked on SYNCHEM, an artificial intelligence (expert systems) effort in the domain of organic chemistry, directed by Dr. Herbert Gelernter.  Main responsibilities were software design and development, along with integration (using C/C++, PL/I and Fortran).  Projects included a graphical molecular interface, knowledge base editor and effort distribution in heuristic search guidance.

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# Education

NYU Stern School of Business
Doctor of Philosophy - PhD, Management Information Systems, General · (1997)

NYU Stern School of Business
Master of Philosophy - MPhil, Management Information Systems, General · (1993)

Stony Brook University
Master of Science - MS, Computer Science · (1983)

University of Rhode Island
Bachelor of Science - BS, Zoology/Animal Biology · (1979)